UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

  June 01, 2022

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 03 May 2022
Exhibit No. 2	AGM Statement dated 04 May 2022
Exhibit No. 3	Director/PDMR Shareholding dated 10 May 2022
Exhibit No. 4	Publication of Suppl.Prospcts dated 24 May 2022
Exhibit No. 5	Transaction in Own Shares dated 25 May 2022
Exhibit No. 6	Director/PDMR Shareholding dated 25 May 2022
Exhibit No. 7	Transaction in Own Shares dated 26 May 2022
Exhibit No. 8	Transaction in Own Shares dated 27 May 2022
Exhibit No. 9	Transaction in Own Shares dated 30 May 2022
Exhibit No. 10	Transaction in Own Shares dated 31 May 2022
Exhibit No. 11	Publication of Final Terms dated 31 May 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 01, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

3 May 2022

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 April 2022, Barclays PLC's issued share capital consists of 16,769,307,716 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 16,769,307,716 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jonathan Tracey
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 2

4 May 2022

Barclays PLC

AGM Statements

Chairman's 2022 AGM statement

Good morning!  This is my third Annual General Meeting, but only my first where we are able to meet in person.  At the same time as welcoming all of you into this hall we are absorbing the helpful lessons of the last year or two and have incorporated virtual attendance at this meeting as well so that shareholders can also attend and vote electronically and so when it comes to taking questions, we will do so from those in the room, those on the telephone line and also those that have been submitted online..

In addition to being our first really hybrid AGM it is also the first one which we have ever held outside London. We have many shareholders outside London and in addition 44,000 colleagues around the UK of whom just under 30,000 work outside the M25 and about 7,000 of those work in the area surrounding Manchester.  The largest group amongst the latter are our colleagues in our Technology Campus at Radbroke, which is where we run many of our core banking platforms supporting millions of customers worldwide.  We will hold the 2023 AGM in London but thereafter will be alternating between London and other key centres for Barclays in the UK, probably next going to Glasgow where we have recently opened a campus which hosts around 5,000 colleagues.

Venkat will shortly be talking and will share with you the highlights of our 2021 performance.  But in a nutshell the bank goes into the future well capitalised and with its businesses performing well.  We ended 2021 with a capital ratio north of 15%, somewhat elevated due to the impact of, in part, regulatory reliefs which will unwind to a degree over the next year or two.  Profitability was good at the year end and the first quarter of 2022 was particularly robust. This was our fifth quarter in a row of double digit operating returns in capital in each of the three main business areas. We are returning about £2.5bn of earnings made last year to shareholders in dividends and buybacks, including the previously announced £1bn buyback which will be set in train towards the end of the quarter. Venkat will say more about performance but I would just like to add that the Board remains convinced that your company really does benefit from its diversified business base.

This degree of financial resilience prepares us well for what feels like a very uncertain outlook. Before going further into that may I also add that part of resilience is strength in depth in the management team. Perhaps unusually we have had a new chief executive and a new chief financial officer all in the space of six months - and I would like to welcome Venkat and Anna to their first AGM in these roles. It is a great credit to my colleagues and predecessors, executive and non-executive, that the Board had no hesitation in choosing for these roles the long-identified and 'ready now' internal candidates. I would also like to put on the record our collective thanks to Jes and Tushar for the years of hard work in the service of the bank, work which has contributed greatly to the resilience and the performance which we now experience.

Back if I may to three of the great challenges that lie ahead: the impending cost of living crisis for consumers and what will perhaps also turn into a 'cost of doing business' crisis for SMEs; the extreme geopolitical, and therefore economic, uncertainty; and the long term and potentially existential challenge of climate change. These are all linked together, and in more ways than one.

There is no doubt that consumers in the UK (and to a lesser degree US) markets which we serve face a difficult period with declining real disposable incomes and a need to eat into savings. Inflation is nearly in double digits and even when that levels off the UK will be left with higher energy and food prices, so it is no surprise that discretionary expenditure is softening. At the same time, small businesses face higher energy costs, disruptions in supply chains and greater friction in international trade. While unemployment remains low, we nonetheless recognise that for lower income households in particular the outlook is worrying.  Markets remain volatile; while this provides opportunities for a bank such as Barclays we do have to ensure a high degree of vigilance given the risks and the bumps in the road ahead.

Barclays is in a good place to handle future volatility. I believe that the bank's preparedness reflects not just the financial resilience which I referenced earlier but also the commitment of our colleagues and the commitment to the bank's Purpose, which, to remind you, is to "deploy finance responsibly to support people and businesses, acting with empathy and integrity, championing innovation and sustainability, for the common good and the long term". Purpose will get tested more in tough times. I believe that we will meet those tests. I have faith in my colleagues around the world to do so. We are also working hard to improve the 'face' that the bank presents to customers and to clients, for instance through continuing digital innovation and improvements in the accessibility and simplification of our products and services.

As I have said before, we do not get everything right. Let me say a few words about our recently reported failure to comply with SEC registration requirements, a failure which has cost us hundreds of millions of pounds, and more in reputation. First, all of us here were dismayed that, after so much progress, we had this entirely self-inflicted problem. We have not yet finished the review but I believe that we will find that, in all our complexities, we missed some simple tasks. This is not rocket science and we can and will do better, learning the lessons from this particular issue and applying even greater discipline across all of our controls.

Many of you I know are particularly focused on our response to the climate crisis.  We promised last year to come back this year to give shareholders a so-called Say on Climate, through an advisory vote, and this duly comes up as Resolution 26 later on this morning.

We decided to gather in one place an update on our strategy, targets and progress as we execute on our ambition and address our responsibilities faced with the global climate crisis.  Perhaps the major development of the last year is that the bank has updated its Paris alignment methodology to integrate the IEA's Net Zero 2050 scenario.  When we launched BlueTrack in 2020, being the first of our peers to include our capital markets activity, we committed to updating it as new scenarios with granular science-based data sets become available.  We have now set 2030 targets for four high emitting sectors.  Where we have used ranges, they meet the IEA Scenario requirements at the upper end but fall short at the lower end.  This does not dilute our ambition nor in anyway diminish the role that we fully accept we must play, but is an honest reflection of the current pace of change and critical need for more joined up action between governments, companies, asset managers and financiers to deliver a 1.5C-aligned world. We do think that more needs to be done to, for instance, incentivise adoption of electric vehicles, the insulation of homes and the adoption of alternatives to fossil fuel power in homes and in business, including all the supporting infrastructure required.  Barclays does want to play a leading role and participate fully in the financing changes required in society as a whole to decarbonise our economies.

I am sometimes asked the question "What stops you going further and faster on the climate?". This is a great question, and by the way, we understand the anger many feel and welcome the ongoing and constructive engagement with many of the environmental activists who have had significant success in ensuring that this issue is top of the global agenda. We do need an unparalleled degree of global cooperation, an attribute which can be challenging to achieve, whilst recognising the particular responsibilities of more developed economies. Governments' policies, energy investments, and the actions of both shareholders and financiers need to be better aligned with ever clearer renewable investment goals, backed up by the appropriate incentives, subsidies where necessary, carbon taxes and of course behavioural adjustments in society. Energy security may be top of many agendas today but we do not believe that that has to dilute our commitments, even in the short to medium term, to finance a lower carbon future. Bluntly, the availability of finance is not an obstacle, and we see this as an immense business opportunity, but more work is needed on the policy framework and investment in appropriate national infrastructures and clean technologies. Many of today's fossil fuel companies will be crucial to all of this and therefore we believe that companies that do not share our ambitions in this space will find it increasingly difficult to access finance, including from Barclays. Just as there are causal links between the three challenges of the day which I talked about earlier, the solutions to all lie in joined up action, often at the international level and we absolutely want to play our part.

Let me just end by thanking you, our shareholders, for your engagement this year and my board and management colleagues for the efforts that they put in on behalf of Barclays. And finally, and most importantly of all, the over 80,000 colleagues around the world for everything that they are doing in an extraordinarily uncertain time.

Thank you for listening and I would now like to hand over to Venkat.

Chief Executive's 2022 AGM statement

Good morning everyone, and a very warm welcome to Manchester.

This is my first AGM as Chief Executive of Barclays. It is a great honour to follow a three-century long line of stewards of this company.

I want to thank Nigel and the rest of the Board for the faith they have put into me. It is my turn, with this generation of colleagues, to provide Barclays with the financial strength and business capability for continued prosperity.

Although I am new in this job, I have been at Barclays for a number of years. I joined the management team in 2016 - the same year that we set out our strategy to be a British universal bank with a diversified group of businesses.

We are a large consumer bank, managing an excellent credit card franchise, as well as a leading corporate bank and one the largest global investment banks. Each is a successful business in its own right, but together they comprise a resilient and balanced Group.

When we set this strategy back in 2016, the intention was to build a bank capable of delivering double-digit returns through the cycle.

Last year, we achieved just that, delivering a Group Return on Tangible Equity of 13.4%. This included double-digit returns in all three of our main operating businesses: Barclays UK, our Consumer Cards and Payments business, and the Corporate and Investment Bank.

The Group also delivered a record Profit Before Tax in 2021 of £8.4bn. We saw particularly strong profitability in the Corporate and Investment Bank, and this helped us withstand a more difficult period for our consumer businesses due to the COVID-19 pandemic.

This is an example of our universal banking model working in action, where the strong performance of one business can offset challenges in another.

In 2021, we continued to focus on managing costs. Our cost-to-income ratio for the year was 66%, down from over 80% in 2016.

We have also managed our capital resources prudently, steadily improving our CET1 ratio over the last few years. Our ratio remains comfortably within our target of between 13 and 14%.

Our strong performance in 2021 enabled us to increase capital distributions to you, our shareholders. We announced the return of over £2.5bn of excess capital over the course of the year, comprising a dividend of 6p per share and £1.5bn in share buybacks. That is the equivalent to a total payout of 15p per share.

Distributions to shareholders remains a key priority for me, my management team, and the Board.

Our strong performance in 2021 has carried over into the first quarter of this year, although we have seen a disappointing increase in costs. This has been driven in particular by the over-issuance of securities in the US, which Nigel talked about. Let me echo his comments. This situation was entirely avoidable and I am deeply disappointed that it occurred.

The necessity of a strong controls culture has never been clearer to me. In fact, we have made considerable progress improving our controls since 2016. So the fact that this happened is particularly upsetting.

We have commissioned an external review of the matter, with oversight from the Board. This review is focused on what happened, how it could have happened, and where accountability lies.

At the same time, I take some comfort from our response and our ability to absorb this issue financially. The matter was escalated immediately, both internally and to our regulators, with whom we are cooperating constructively.

In view of our ongoing discussions with the SEC concerning the impact of this issue, we are delaying execution of the £1bn stock buyback we announced in February.

This is not a question of whether we will be proceeding with this buyback, but when we will be proceeding. Our capital position is strong and we expect to be in a position to proceed with the buyback toward the end of Q2.

When we gathered for our AGM last year, the world was still in the grip of COVID-19. The pandemic is by no means over, but there are positive signs we are through the worst of the terrible economic and health crisis.

As Nigel has said, the future economic outlook will have an impact on the financials of Barclays.

Rising interest rates are leading to higher net interest margins, and we are already starting to see to the effect of that in our consumer businesses.

Both the UK and US economies are forecast to continue growing over the next three years. However, rising inflation poses a threat to the outlook.

One compensating aspect is that unemployment in the UK and US remains broadly at low levels.

We are very focused on the impact that higher prices are having on our customers and clients. A great many are facing far harder conditions this year as a result of inflation, particularly from supply chain difficulties and higher energy costs.

We will support those who bank with us to manage during difficult periods wherever we can. And we will support the wider economy just as we did through the COVID crisis.

We have been witnessing a horrific human tragedy unfolding in Ukraine over the last few months. The human element of the conflict is what we feel first and foremost. However, we have also had to deal with the resulting market repercussions.

Barclays has no physical operations in Russia or Ukraine, and our financial exposure is limited, but we are remaining vigilant to protect the Group from further impacts. And, of course, we are also working closely with governments and regulators around the world to comply with sanctions.

The outpouring of support from Barclays' colleagues for the people of Ukraine has been remarkable. I am incredibly proud of our collective efforts to raise money that is so desperately needed in the region.  Our thoughts are with the people of Ukraine, and in particular our colleagues who have friends and family caught up in the crisis. We stand with them, and the international community, in calling for an immediate end to the conflict.

Let me turn now to our priorities for the years ahead.

Our focus is on sustaining the double-digit returns we produced in 2021, and on growing the Group in a responsible and controlled manner. To do so, we are emphasising three strategic priorities. These have been carefully chosen to ensure we are taking advantage of some of the long-term changes taking place in financial services.

First is the delivery of next-generation, digitised consumer financial services. We see the dominant business challenge for the next decade as continuing to transform Barclays to deliver products digitally.

Across Barclays UK and our Consumer, Cards and Payments business, we are continuing to invest in our digital capabilities as a means of delivering better products and services, more efficiently, and with higher profitability.

Within Barclays UK, we will continue to enable customers to transact and interact digitally.

However, as we observe these trends, it remains central to our strategy that we adjust our footprint without neglecting the needs of society. We are one of the driving forces behind the current initiatives to share banking infrastructure in order to continue access to cash and access to banking.

We will continue to build out more cost effective infrastructure, significantly increasing our utilisation of cloud computing. This will have meaningful benefits for our cost base.

We will also use consumer data more effectively to understand our customers' needs, build a more competitive offering and simplify our products and services.

We will aim to continue to realise value in our payments platform, including the synergies with the banking franchises across our Group.

We also want to grow our unsecured consumer lending in both the UK and the US. We intend to drive this growth through corporate partnerships, particularly in the US, which is the biggest global credit card market.

Our second strategic priority is to deliver sustainable growth in the Corporate and Investment Bank.

Barclays is the sixth ranked global investment bank, and the top ranked non-US player. Our relative position has improved in the last five years as we have invested in people and technology, and as other European banks have exited from some or all of this business.

The value of our franchise depends on the growth and health of the global capital markets. These are the venues - increasingly electronic - where companies, institutions and governments issue securities, underwritten by banks, and where they are traded. These markets are growing, and that is good for our franchise.

We have taken steps to diversify our income across the CIB, for example by investing in talent to grow our Equity Capital Markets business and by expanding our banking coverage in sectors like Technology, where we recently advised and financed on the acquisition of Twitter by Mr Elon Musk.

In Global Markets, we are growing our Prime business, providing more stable, annuity-type income and smoothing our income mix across the business.

In the Corporate Bank, we have been working to improve our returns for several years, focusing on deepening our client relationships and broadening our product capabilities.

Here too, we have invested to diversify our income streams. We have had success growing the number of clients we have in Europe, and growing fee based income in Transaction Banking.

Our third strategic priority is to capture opportunities and help our clients as the world transitions to a low-carbon economy.

It is difficult to be precise about the magnitude of this opportunity, much as it would have been difficult to predict the value of the internet revolution in the mid-1990s. Estimates of the additional investment required to finance the transition are at least $3-5 trillion every year for the next 30 years. This could be a new industrial revolution.

As this fundamental re-organisation of the global economy takes place, affecting every business in every sector, Barclays is positioned to benefit from playing a constructive role.

This means being the trusted partner for our customers and clients as they transition, advising and supporting them to adapt their business models and their individual lifestyles.

We are already using our balance sheet, investment banking and capital markets expertise to help deliver this advice and finance. For example, we have facilitated around £65bn of Green Finance since 2018 through landmark deals.

However, there is much more we can do to continue to help this effort. We are continuing to expand our sustainable finance offering through our specialist teams. And we are continuing to integrate sustainability across our service offerings.

We will also continue to innovate to develop banking products that help consumers and small businesses make greener choices. For example, in 2018 Barclays was one of the first major UK banks to launch a green mortgage product. To date we have completed over £1bn in Green Home Mortgages and we have recently launched a Green Buy-to-Let Mortgage product.

We will also keep investing our own equity capital in the young companies that are inventing the low-carbon emission technologies of tomorrow.

Finally, I would like to take this opportunity to offer my own thanks to Tushar Morzaria.

Tushar made an enormous contribution to Barclays over his 8 years as Group Finance Director, and I am delighted he will continue as Chairman of the Global Financial Institutions Group in the Investment Bank.

I am thrilled to already be working with Tushar's successor, Anna Cross, as we continue to deliver our strategy. Anna is moulded from the distinguished Scottish tradition in global banking. She will steward our finances and strategy with prudence, diligence, discipline and rigour.

So, with that, let me close by saying again how pleased I am with our performance over the past year.

Our strategy is delivering, we have set out clear strategic priorities for the Group, and I am excited about the sustainable path to growth for Barclays.

Thank you.

  - ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jonathan Tracey
+44 (0)20 7773 2136	+44 (0)20 7116 4755

About Barclays

Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.  For further information about Barclays, please visit our website home.barclays

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group's future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets (including, without limitation, environmental, social and governance (ESG) commitments and targets), estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, emerging and developing ESG reporting standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities; the Group's ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, environmental, social and geopolitical risks; and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; the direct and indirect consequences of the Russia-Ukraine War on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK's exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group's reputation, business or operations; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures or ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in Barclays PLC's filings with the SEC (including, without limitation, Barclays PLC Annual Report on Form 20-F for the fiscal year ended 31 December 2021), which are available on the SEC's website at www.sec.gov.

Subject to Barclays' obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit No. 3

10 May 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.497 per Share	66
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-05-09
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel and Group Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.497 per Share	1,602
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-05-09
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.497 per Share	800
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-05-09
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Jonathan Tracey
+ 44 (0) 20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 4

Publication of Base Prospectus Supplement

The following base prospectus supplement ("Prospectus Supplement") has been approved by the Financial Conduct Authority and is available for viewing:

Prospectus Supplement No. 1 dated 24 May 2022 to the Base Prospectus dated 7 March 2022 for the Barclays PLC £60,000,000,000 Debt Issuance Programme ("Base Prospectus").

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/6593M_1-2022-5-24.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus Supplement. In accessing the Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus and the Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) or that you are a QIB, and that you consent to delivery of the Prospectus Supplement and any supplements thereto via electronic publication.

You are reminded that the Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus Supplement to any other person.

The Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 5

25 May 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	24 May 2022
Number of ordinary shares purchased:	9,930,075
Highest price paid per share:	162.7000p
Lowest price paid per share:	158.6200p
Volume weighted average price paid per share:	162.0950p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,762,134,726 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,762,134,726) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/6795M_1-2022-5-24.pdf

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 6

25 May 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6266 per Share	145,447
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-05-24
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6270 per Share	56,712
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-05-24
f)	Place of the transaction	London Stock Exchange (XLON)

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 7

26 May 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	25 May 2022
Number of ordinary shares purchased:	10,249,998
Highest price paid per share:	164.1000p
Lowest price paid per share:	162.0800p
Volume weighted average price paid per share:	163.4222p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,751,904,137 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,751,904,137) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8498M_1-2022-5-25.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 20,180,073 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 162.7691p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 8

27 May 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	26 May 2022
Number of ordinary shares purchased:	5,127,842
Highest price paid per share:	165.9000p
Lowest price paid per share:	164.0400p
Volume weighted average price paid per share:	165.5649p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,746,778,679 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,746,778,679) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9983M_1-2022-5-26.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 25,307,915 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 163.3356p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 9

30 May 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	27 May 2022
Number of ordinary shares purchased:	3,318,690
Highest price paid per share:	169.0000p
Lowest price paid per share:	166.5600p
Volume weighted average price paid per share:	167.7366p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,743,482,815 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,743,482,815) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1523N_1-2022-5-27.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 28,626,605 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 163.8458p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 10

31 May 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	30 May 2022
Number of ordinary shares purchased:	10,929,281
Highest price paid per share:	172.7000p
Lowest price paid per share:	170.1200p
Volume weighted average price paid per share:	171.3979p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,732,574,999 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,732,574,999) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/3041N_1-2022-5-30.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 39,555,886 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 165.9324p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 11

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of EUR 1,000,000,000 2.885% Fixed Rate Resetting Senior Callable Notes due January 2027, issued under the Barclays PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.
https://home.barclays/investor-relations/fixed-income-investors/prospectus-and-documents/senior-securities-documentation/#public%20placements

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 7 March 2022 (as supplemented by the prospectus supplement dated 24 May 2022) which together constitute a base prospectus (the "Prospectus") for the purposes of Regulation (EU) 2017/1129, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended (the "UK Prospectus Regulation").

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or the Prospectus you must ascertain from the Final Terms and the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you and any customers you represent are not U.S. persons, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms have been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.